Stop 7010




October 5, 2005


Via U.S. mail and facsimile

Mr. Kenneth L. Walker
General Counsel
Sealy Corporation
One Office Parkway
Trinity, NC 27370

Re: 	Sealy Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed September 12, 2005
File No. 333-126280

Dear Mr. Walker:

      We have reviewed your supplemental response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that in certain of your responses to our letter dated
September 19, 2005 you indicated that you intend to revise your filing to include certain disclosures. Please do so.

2. We reviewed your response to our letter dated September 19,
2005
regarding your accounting policies and methods for calculating your warranty reserves. You have extensive experience in bedding manufacturing, providing you with the experience necessary to make critical estimates. You use an analytical approach to estimating your warranty reserve. You state that you discuss your trend information with sales and manufacturing management to determine whether it appears consistent with their experience. However, the process you used was unable to capture the date of manufacture and associate that with the date of a specific warranty return prior to
August 2004. You state you are unable to analyze the claims in a given year to determine the year in which the sales occurred related to the claims recorded. You also say you can not determine for any complete period presented what portion of the warranty provision you recorded related to current year sales and what portion related to a change in estimate to the provision recorded for prior year sales. Based on this, it is unclear to us how you analyzed trends and used this information to assist you in estimating the warranty provisions and warranty reserves.

In the third fiscal quarter of 2004 you determined that $1.1 million was erroneously reversed in fiscal 2003 relating to warranty reserves for your international operations. The correction of this error was made in the third fiscal quarter of 2004, rather than appropriately restating the prior period financial statements that were affected by this error. However, you asserted to us that such amounts were immaterial to any periods presented, including interim periods.

It appears as though your claims in each year, extending back to at
least 2000, far exceed the ending warranty reserve balance from the
prior period. Because your warranty reserve is intended to cover warranties for sales made up to 10 to 20 years ago, we would expect, similar to other companies in your industry, that the ratio of your
end of period warranty reserve to that year`s claims activity would
be higher in each period presented than it currently is. In addition, the decreases in this ratio from 2000 to 2002 appear inconsistent with year-over-year increases in claims in excess of 20%, despite relatively level sales during this period and no apparent indication, based upon your responses, of a substantial shortening of the average customer return period. The interim 2005 period also appears to have the same inconsistency as compared to the prior period.

We would also expect that your provision from period to period would more closely correlate with the fluctuations in your sales. Sales from 2000 to the present have remained flat or increased as much as
10%, whereas the change in claims have ranged from a 9% decrease to a
28% increase and the change in your warranty provision has ranged from a 22% decrease to a 75% increase.

With the exception of the correction for the $1.1 million error discussed above, you have represented to us that the fluctuations in your warranty provisions and warranty reserves are changes in your estimates due to new information. This conclusion is unclear to us based on your lack of ability to provide us with detail related to your claims history and the components which comprise the changes in your warranty provisions, the gap between your observation of increasing warranty claims in the late 1990`s and subsequent change to your method for estimating your warranty reserve.
Additionally,
we caution you that these apparent inconsistencies could be an indication of potential inadequacies in your internal controls. Despite our concerns, as outlined above relating to your individual warranty provisions and reserves, we recognize that warranty reserves can involve complex estimates based on management`s judgment using all available information at the time of the estimate. In this regard, you are in the best position to make this judgment because you are in possession of all of the facts and circumstances used to derive these estimates and we will not substitute our judgment for yours. We urge you to continue to carefully analyze the methods used for recording warranty provisions and reserves and to ensure that they are recorded accurately based on consistent methodology.

3. You represented to us that you are currently unable to provide us with complete and comprehensive explanations for fluctuations in your warranty provisions and warranty reserve balances. You described improvements made to your method for estimating your warranty reserves, including a systemic process to help you better track and match claims received to the sales for which these claims were initially recorded. We assume these improvements will enable you to include the following information in your MD&A and notes to your financial statements in your future filings:

* explanations for trends and significant changes relating to warranty claims and your warranty provisions;

* the components of your warranty claims, specifically, the amount recorded and portion of the claims related to current year sales separately from those which relate to sales in prior periods still under warranty; and

* the components of your warranty provision, which includes the amount that relates to the current year provision and the amount recorded as an adjustment to prior year estimates.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Joseph H. Kaufman, Esq.
Mr. Edward P. Tolley III, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

Mr. Marc D. Jaffe, Esq.
Latham & Watkins LLP
855 Third Avenue
New York, NY 10022
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Mr. Kenneth L. Walker
Sealy Corporation
October 5, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE